U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4                                                     OMB APPROVAL
                                                   ---------------------------
[ ] CHECK THIS BOX IF NO LONGER                    OMB NUMBER        3235-0287
    SUBJECT TO SECTION 16.                         EXPIRES:   SEPTEMBER 30, 1998
    FORM 4 OR FORM 5 OBLIGATIONS                   EXTIMATED AVERAGE BURDEN
    MAY CONTINUE. SEE INSTRUCTION                  HOURS PER RESPONSE......0.5
    1(b).

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940
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1. Name and Address of Reporting Person

               SEABROOK, RHETT


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2. Issuer Name and Ticker or Trading Symbol

                STRUTHERS, INC. (STRU)


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3. IRS or Social Security Number or Reporting Person (Voluntary)


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4. Statement for Month/Year

                JANUARY 2001

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                            [ ] 10% Owner
     [X] Officer (give title below)          [ ] Other (specify below)


                    SECRETARY
                    ---------

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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
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1. Title       2. Trans-      3. Trans-      4. Securities Acquired (A)    5. Amount of        6. Owner-      7. Nature of
of Security    action         action         or Disposed of (D)            Securities          Ship Form:     Indirect Bene-
(Instr. 3)     Date           Code           (Instr. 3, 4 and 5)           Beneficially        Direct (D)     ficial Owner-
               (Month/        (Instr.8)                                    Owned at            or Indirect    ship
               Day/Year)  ----------------------------------------------   End of Month        (I)            (Instr. 4)
                              Code    V      Amount    (A) or    Price     (Instr. 3 and 4)    (Instr. 4)
                                                       (D)
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COMMON          VAR             S           130,000    (D)        VAR        6,370,000            D
(PER PAGE
 3 OF 3)
COMMON          1/4/01                       10,000     D         0.17
                1/5/01                       10,000     D         0.22
                1/8/01                       10,000     D         0.24
                1/9/01                       10,000     D        0.225
                1/10/01                      10,000     D         0.21
                1/11/01                      10,000     D          0.2
                1/12/01                      10,000     D        0.215
                1/18/01                      10,000     D        0.215
                1/19/01                       4,200     D         0.22
                1/19/01                       5,800     D        0.215
                1/19/01                      10,000     D          0.2
                1/26/01                      10,000     D          0.2
                1/26/01                      10,000     D         0.21
                1/29/01                      10,000     D          0.2



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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

*If the form is filed by more than one reporting person,
 see Instruction 4(b)(v).
                                                                          (Over)
                                                                 SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE RESPONSIBLE TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (e.g., puts, calls, warrants, options, convertible securities)
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1. Title   2. Conver-  3. Trans-  4. Transac-  5. Number  6. Date      7.Title and  8. Price     9. Number of  10. Owner- 11. Nature
of Deriv-  sion or     action     tion Code    of Deriv-  Exerciable   Amount of    of Deriva-   Derivative    ship Form  of Indir-
ative      Exercise    Date       (Instr. 8)   ative Se-  and Expir-   Underlying   tive Secur-  Securities    of Deriv-  ect Bene-
Security   Price of    (Month/                 curities   ation Date   Securities   ity (Instr.  Beneficially  ative Se-  ficial
(Instr. 3) Derivative  Day/Year)               Acquired   (Month/Day/  (Instr.      5)           Owned at End  curity:    Ownership
           Security                            (A) or      Year)       3 & 4)                    of Month      Direct     (Instr. 4)
                                               Disposed   -------------------------              (Instr. 4)    (D) or
                                               of (D)     Date    Expir-      Amt. or                          Indirect
                                               (Instr.    Exer-   ation Title Num. of                          (I) (Instr.
                                               3, 4 & 5)  cisable Date        Shares                          4)
                                   ---------------------
                                   Code   V   (A)   (D)
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Explanation of Responses:





/s/ RHETT SEABROOK                                             02/02/01
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** Signature of Reporting Person                               Date



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.